March 15, 2010

Via EDGAR

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Dougherty:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed March 4, 2010, February 19, 2010, February 16, 2010, January 12, 2010,

                November 24, 2009, September 22, 2009 and August 13, 2009

File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Form S-1

Exhibit 23.1

1.

Revise the consent of your independent registered public accounting firm to refer to the correct report date included in your document.  In this regard, we note that the auditors’ report has been revised and is no dual dated as August 7, 2009 except for Note 9, as to which the date is February 15, 2010 and accordingly, this is the date that should be referenced in the consent.

ANSWER:  The consent of the Company’s independent registered public accounting firm has been amended and now refers to the correct report date.

Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law